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                               ICICI BANK LIMITED

Press Release
Mumbai, July 10, 2001


                  Board Meeting for consideration of Accounts


The Board of Directors of the ICICI Bank Limited (NYSE Code : IBN) is scheduled to meet on Saturday, July 21, 2001 to, amongst other things, consider and take on record the accounts for the first quarter ended on June 30, 2001.

The quarterly results will be available on the Bank's web-site at http://www.icicibank.com after the approval of the quarterly results by the Board on July 21, 20001.





For investors' queries, contact :

     Mr. Bhashyam Seshan
     Phone  : (91)-22-653 8420 or 653 7460
     e-mail : bhashyams@icicibank.com

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Except for the historical information contained in this Press Release, statements in this Press Release which contain words or phrases such as "will" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include exposure to market risks as well as other risks detailed in the report filed by ICICI Bank Limited with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events of circumstances after the date thereof.